August 1, 2011
Geoffrey D. Kruczek
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628

Re:	SMART Modular Technologies (WWH), Inc. Amendment No. 4 to Schedule 13E-3 Filed July 27, 2011 File No. 005-81651
Dear Mr. Kruczek:
          On behalf of SMART Modular Technologies (WWH), Inc. (the “Company”), set forth below are responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated July 29, 2011 with respect to the above-referenced Amendment No. 4 to Schedule 13E-3 filed on July 27, 2011 (the “Schedule 13E-3”).
          For your convenience, enclosed is a copy of Amendment No. 5 to the Schedule 13E-3 (the “Amended Schedule 13E-3”), marked to show changes against the previous filing, that is being filed with the Commission today. Capitalized terms not otherwise defined herein shall have the meaning assigned to such terms in the Schedule 13E-3.
          For your convenience, the text of the Staff’s comments is set forth in bold below, followed in each case by the response.

August 1, 2011
Schedule 13E-3
     1. We note your form 8-K filed July 27, 2011. Please tell us how you determined that you are not required to amend your Schedule 13E-3 to promptly report the information regarding the settlement of the litigation or the information starting under the caption “Additional Disclosures” on page 2 of the Form 8-K. Refer to Rule 13e-3(d)(2). To the extent an amendment is required, please tell us how you complied with the disclosure and dissemination requirements of Rules 13e-3(e)(2) and 13e-3(f)(1)(iii). Additionally, please explain why the information in the Form 8-K is not required to be filed as definitive additional material.
Response: In connection with the Staff’s comment, we have filed the information referenced in the Staff’s comment as definitive additional materials on Schedule 14A and, although we do not believe it is necessary because the proxy materials are incorporated by reference into the Schedule 13E-3, we have filed the referenced information as part of the Amended Schedule 13E-3.
We believe that the referenced information does not fall under Rule 13e-3(f)(1)(iii) because it does not reflect a material change as contemplated by Rule 13e-3(d). The referenced information has been publicly disclosed in connection with, and as a requirement of, a settlement of the litigation otherwise described in the Definitive Proxy Statement filed with the Commission on July 12, 2011 (the “Definitive Proxy Statement”). We believe that the Definitive Proxy Statement contains all information necessary for a Company security holder to make an informed decision about the transaction. While the referenced information does provide some supplementary information regarding the settlement of the litigation, we believe that the referenced information contains no new material underlying facts about the transaction and such information, if it had any influence on a shareholder’s voting decision with respect to the matters contained in the Definitive Proxy Statement, would tend to support a vote in favor of such matters, as has already been recommended by the Company’s board. Thus, despite the inclusion of the additional information, none of the material facts regarding the proposed transaction have changed in any material respect and we respectfully submit that such information is not subject Rule 13e-3(f)(1)(iii). Notwithstanding the foregoing, if the Staff disagrees that such information is subject to the dissemination requirements of Rule 13e-3(f)(1)(iii), we respectfully submit that such dissemination requirements have nonetheless been satisfied by the public disclosure of the referenced information by the Company. Such information has been made publicly available by filing with the Commission the Form 8-K on July 26, as well as the Amended Schedule 13E-3 and the definitive additional materials on Schedule 14A referenced above. We note that the Company’s filings with the Commission are available via weblink on the Company’s website and the Form 8-K has been so available from the date it was filed. We also note that, as described above, the referenced information would be expected to have little, if any, affect on a shareholder’s ability to make an informed decision about the transaction and that shareholders will have 12 days from the date of the filings referenced in the first sentence of this response to cast, or revoke a previously cast, vote on the transaction. Accordingly, we respectfully submit that the dissemination requirements of Rule 13e-3(f)(1)(iii), if applicable, have been satisfied with respect to the information referenced in the Staff’s comment.

August 1, 2011
Exhibits
     2. Please tell us why you only filed exhibits 99.C.8 and 99.C.9 now. Also, tell us where you summarized these exhibits in your material circulated to investors or explain why a summary is not required. Refer to Regulation M-A Item 1015(b)(6).
Response: The materials filed as Exhibits 99.C.8 and 99.C.9 are presentations from status update meetings held by the Special Committee of the Company’s Board of Directors. These presentations are each summarized on page 32 in the section entitled “Special Factors — Background of the Merger” of the Definitive Proxy Statement. They contain information that is substantially duplicative of information filed on Exhibit 99.C.3 (Financial Analysis Presentation Materials Valuation Update, dated February 28, 2011, of Barclays Capital Inc. to the Special Committee of the Board of Directors of the Company) and Exhibit 99.C.4 (Financial Analysis Presentation Materials Transaction Overview, dated February 28, 2011, of Barclays Capital Inc. to the Special Committee of the Board of Directors of the Company) to the Schedule 13E-3 filed on May 25, 2011; and, therefore, it is our belief that Exhibits 99.C.8 and 99.C.9 are not required to be filed. Nevertheless, Exhibits 99.C.8 and 99.C.9 have been filed as exhibits to the Amended Schedule 13E-3 in connection with, and as a requirement of, the settlement of the litigation described in the Definitive Proxy Statement. Because these presentations are not required to be filed and do not contain any information that is additive to the descriptions of the opinion of the Company’s financial advisor summarized in the section of the Definitive Proxy Statement entitled “Special Factors — Opinion of the Financial Advisor of the Special Committee — Barclays Capital Inc.” we respectfully submit that no further summary of them is required by Item 1015(b)(6) of Regulation M-A.
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          We hope that these responses adequately address the Staff’s comments. If the Staff has any questions concerning this letter or requires further information, please do not hesitate to contact the undersigned at (510) 624-8159.

Sincerely,

SMART Modular Technologies (WWH), Inc.

By:	/s/ Bruce M. Goldberg
Name:	Bruce M. Goldberg
Title:	Vice President, Chief Legal and Chief
Compliance Officer and Corporate
Secretary

cc:	Alan Denenberg, Esq. Davis Polk and Wardwell LLP 1600 El Camino Real Menlo Park, CA 94025

August 1, 2011
Diane Holt Frankle, Esq.
Kaye Scholer LLP
Two Palo Alto Square
Suite 400
3000 El Camino Real
Palo Alto, California 94306-2112
Peter S. Malloy, Esq.
Simpson Thacher & Bartlett LLP
2550 Hanover Street
Palo Alto, CA 94304